SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 10, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

November 10, 2006

The Toronto Stock Exchange	New York Stock Exchange
Ontario Securities Commission	Attention: Cecilia Cheung
British Columbia Securities Commission	Fax: (212) 656-5893
Alberta Securities Commission
Quebec Securities Commission
Newfoundland Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission

Dear Sirs:
RE:     Shaw Communications Inc. — Sedar Profile #1544
On behalf of our principal, Shaw Communications Inc., we wish to confirm the following dates regarding their Annual General Meeting of Shareholders:

DATE OF MEETING	January 11, 2007
RECORD DATE	December 07, 2006
MATERIAL MAIL DATE	December 15, 2006

APPLICABLE SECURITIES	CUSIP NO.

Class A Common	CA82028K1012
Yours truly,
CIBC MELLON TRUST COMPANY
“Signed”
Amanda Jones
Associate Relationship Manager
(403) 232-2427

cc:	Shaw Communications Inc.
Attention: Angela Haigh